UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33434
Issuer: Credit Suisse AG Exchange: NYSE Arca, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: Paradeplatz 8 Zurich CH-8001, Switzerland Telephone: +41 (44) 333 6607
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032

VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

November 29, 2016	/s/ Elaine Sam	Managing Director
Date	Name	Title

November 29, 2016	/s/ Praju Doshi	Vice President
Date	Name	Title

_____________________

1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.